Exhibit 99.10

Imperial Tobacco Group PLC is pleased to announce that it expects to release its interim results for the financial year ending 30 September 2006 on Wednesday 26 April 2006.  The interim dividend will be paid on 4 August 2006 to shareholders on the register at 7 July 2006.

Trevor Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com